press release

ArcelorMittal signs Sale and Purchase Agreement for sale of ATIC stake

Luxembourg, 30 April 2014

ArcelorMittal and H.E.S. Beheer N.V. have signed a Sale and Purchase Agreement for the sale of ArcelorMittal’s 78% stake in European port handling and logistics company ATIC Services S.A. (“ATIC”) to HES Beheer.

HES Beheer currently holds 22% in ATIC. This transaction would give HES Beheer 100% ownership of ATIC.

The transaction is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. The transaction is subject to the customary closing conditions, including but not limited to competition clearance, and is expected to be completed in June 2014.